UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

____________________

WRAP TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98212N107

(CUSIP Number)

James A. Barnes

1817 W 4th Street

Tempe Arizona 85281

800-583-2652

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 14, 2018 (See Item 3)

(Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98212N107			Page 2 of 7
1.	NAMES OF REPORTING PERSON James A. Barnes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	214,622 shares (see Item 5)
	8.	SHARED VOTING POWER	2,101,700 shares (see Item 5)
	9.	SOLE DISPOSITIVE POWER	214,622 shares (see Item 5)
	10.	SHARED DISPOSITIVE POWER	2,101,700 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,316,322 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	5.7%
14.	IN

CUSIP No. 98212N107			Page 3 of 7
1.	NAMES OF REPORTING PERSON Takako Barnes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0- shares (see Item 5)
	8.	SHARED VOTING POWER	2,101,700 shares (see Item 5)
	9.	SOLE DISPOSITIVE POWER	-0- shares (see Item 5)
	10.	SHARED DISPOSITIVE POWER	2,101,700 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,101,700 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	5.2%
14.	IN

EXPLANATORY NOTE

This Statement on Schedule 13D (this “Schedule 13D”) is a filing being made pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by James A. Barnes, an individual and Takako Barnes, an individual (the “Reporting Persons” and each, a “Reporting Person”), to report the Reporting Persons’ acquisition and subsequent disposition of Common Stock in the Issuer (as defined below). This Schedule 13D was originally due to be filed on or before February 14, 2018 and is considered a late filing due to an administrative oversight. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.   Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.0001 par value per share

Issuer:   Wrap Technologies, Inc.

              1817 W 4th Street

              Tempe, Arizona 85281

Item 2.   Identity and Background

(a)	This Schedule 13D is being filed jointly on behalf of Reporting Persons - James A. Barnes, an individual and Takako Barnes, an individual.
(b)	The address of each Reporting Person for this filing is: 1817 W 4th Street, Tempe, Arizona 85281.
(c)	James A. Barnes is Chief Financial Officer, Secretary and Treasurer of Issuer (address above). Takako Barnes is the spouse of Mr. Barnes and is a housewife.
(d)	None of the Reporting Persons was, during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	James A. Barnes is a citizen of the United States and Takako Barnes is a citizen of Japan.

Item 3.   Source and Amount of Funds or Other Consideration

Mr. Barnes is a trustee of Palermo Trust (a family trust) and President and Director of Sunrise Capital, Inc. (“SCI”). Takako Barnes is a trustee of Palermo Trust (a family trust) and Secretary and Director of SCI. The Palermo Trust owns 100% of SCI.

Mr. Barnes was a founder of the Issuer and during 2016 Palermo Trust purchased an aggregate of 2,273,407 shares of Common Stock for cash of $65,000 and SCI purchased 358,959 shares of Common Stock for cash of $37,500. On October 17, 2017 the Palermo Trust purchased 13,334 shares of Common Stock in the Issuer’s self-underwritten IPO for cash of $20,000.

On May 23, 2018 Mr. Barnes was granted a stock option to purchase 150,000 shares of Common Stock at $1.50 per share vesting 50% on grant and 50% at one year and expiring May 23, 2023, subject to earlier expiration in accordance with the terms of the grant. These options are fully vested and exercisable as of the date of this filing.

On May 23, 2019 Mr. Barnes was granted a restricted stock grant (RSU) on 17,081 shares of Common Stock vesting over three years. Through the date of this filing 14,235 shares had been released of which 2,262 were sold to cover a portion of withholding taxes. A total of 2,846 RSUs remain unvested but are not releasable within 60 days and are not included in beneficial ownership totals herein.

On April 1, 2020 Mr. Barnes was granted a stock option to purchase 42,975 shares of Common Stock at $4.26 per share vesting over three years and expiring April 1, 2030, subject to earlier expiration in accordance with the terms of the grant. A total of 26,262 option shares are fully vested as of the date of this filing and 2,387 option shares vest within 60 days.

On December 10, 2019 the Palermo Trust sold 400,000 shares for cash at $4.06 per share in a private sale.

Pursuant to a Rule 10b5-1 trading plan adopted May 8, 2020 and renewed May 13, 2021 an aggregate of 144,000 shares held by Palermo Trust were transferred to Mr. Barnes in 2020 and 2021 of which 120,000 shares have been sold in market transactions pursuant to the trading plan between June 11, 2020 and the date of this filing. In the last 60 days this included the sale of 6,000 shares of Common Stock on January 5, 2022 at $4.05 per share.

Mr. Barnes ownership may increase as a result of future vesting of the balance of options on 16,173 shares of Common Stock and vesting of the balance of RSUs for 2,846 shares of Common Stock. Mr. Barnes ownership may decrease as a result of future sales under the Rule 10b5-1 trading plan.

Item 4.    Purpose of Transaction

The shares of beneficial interest owned by the Reporting Person were (a) acquired for cash as founder shares, (b) purchased in the Issuer’s IPO, and (c) granted from the Issuer as described in Item 3 and are held for investment purposes. The combination of Mr. Barnes percentage of beneficial ownership in the Company, coupled with his role as an executive officer, may be deemed to have the effect of influencing control of the Issuer. The Reporting Person has no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Company on a continuing basis, and, depending on various factors, including, without limitation, the Company’s financial positions, the price levels of the aggregate number of outstanding shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may, in the future, take such actions with respect to his shares of the Company’s capital stock as he deems appropriate, including, without limitation, receiving stock options; purchasing shares of Common Stock; selling shares of Common Stock; converting or exercising options into Common Stock; taking any action to change the composition of the Company’s board of directors, taking any other action with respect to the Company or any of its securities in any manner permitted by law or otherwise changing his intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

Pursuant to the Issuer’s Form 10-Q dated October 28, 2021 an aggregate of 40,771,708 shares of Common Stock was used as issued and outstanding for computing ownership percentages herein.

	James A. Barnes	Takako Barnes
(a) Beneficial ownership
Common Shares	2,137,673	2,101,700
RSUs vesting within 60 days	-
Stock Options Exercisable within 60 days	178,649
Total Beneficial Ownership	2,316,322	2,101,700
Percentage	5.7%	5.2%
(b) Voting and dispositive power
Sole Voting Power	214,622	-
Shared Voting Power	2,101,700	2,101,700
Sole Dispositive Power	214,622	-
Shared Dispositive Power	2,101,700	2,101,700

(c)	Except as set forth herein (see Item 3) the Reporting Person has not effected any transactions in shares of Common Stock in the past 60 days.
(d)

Mr. Barnes’ spouse is a trustee of the family trust and an officer of SCI. Other than described herein, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7.    Materials to be Filed as Exhibits

Exhibit 99.1*       Joint Filing Agreement among the Reporting Persons, dated February 11, 2022.

Exhibit 99.2         2017 Equity Compensation Plan. Incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, filed on April 17, 2017.

Exhibit 99.3*       Non-Statutory Stock Option Agreement between Wrap Technologies, Inc. and James A Barnes dated May 23, 2018

Exhibit 99.4*       Restricted Stock Unit Award Agreement between Wrap Technologies, Inc. and James A Barnes dated May 23, 2019

Exhibit 99.5*       Incentive Stock Option Agreement between between Wrap Technologies, Inc. and James A Barnes dated A;pril 1, 2020

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022	/s/ JAMES A. BARNES
James A. Barnes

/s/ TAKAKO BARNES
Takako Barnes